                                 "EXHIBIT 11"



The following table sets forth in detail the computation of earnings per share for the periods indicated.

                                               Three Months Ended
                                                   September 30,
                                          ------------------------------
                                                1995                1994
                                          ------------------------------
Net income                                $  846,000          $  797,000

Primary average common and common
 equivalent shares                         1,783,704           1,810,278
Primary earnings per common and common
 equivalent shares                        $     0.47          $     0.44

Fully diluted average common and common
 equivalent shares                         1,785,743           1,812,018
Fully diluted earnings per common and
 common equivalent shares                 $     0.47          $     0.44